UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-Held Company

Corporate Taxpayer’s ID:  60.746.948/0001-12

Notice to the Market

Banco Bradesco S.A. (“Bradesco”) hereby informs that its subsidiary, Bradesco Seguros S.A. (“Bradesco Seguros”), and Swiss Re Corporate Solutions Ltd. (“Swiss Re Corso”), (Bradesco Seguros and Swiss Re Corso jointly referred to as “Parties”) entered into a business through which:

(i)       Swiss Re Corporate Solutions Brasil Seguros S/A ("Swiss Re Corporate Solutions Brasil") will take over the insurance operations of P&C (Property and Casualty) and of transportation of Bradesco Seguros (“Large Risk Insurance”), having exclusive access to Bradesco clients to explore the sale of Large Risk Insurance; and

(ii)   Bradesco Seguros’ participation in Swiss Re Corporate Solutions Brasil will be 40% and the other 60% participation will remain with its parent company Swiss Re Corso.

Swiss Re Corporate Solutions Brasil will be the Parties’ exclusive platform to explore Large Risk Insurance products in Brazil.

As a result of the transaction, Swiss Re Corporate Solutions Brasil will become one of the leaders in the commercial large risk insurance companies in the Country. The transaction is subject to approval by the competent authorities and other contractual conditions common for this type of transaction.

Bradesco Seguros had exclusive financial advice of Banco Bradesco BBI S.A. and legal advice of Mattos Filho Advogados.

Cidade de Deus, Osasco, SP, October 13, 2016

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 13, 2016

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.